Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from an independent financial adviser, being, if you are resident in Ireland, an organization or firm authorized under the European Communities (Markets in Financial Instruments) Regulation 2007 (No. 1 to 3) or the Investment Intermediaries Act 1995 (as amended) or, if you are resident in the United Kingdom, an organization or firm authorized pursuant to the Financial Services and Markets Act 2000 of the United Kingdom or, if you are not so resident, from another appropriately authorized independent financial adviser.

INFORMATION REGARDING THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

KING DIGITAL ENTERTAINMENT PLC

TO BE HELD AT

11.30 A.M. (IRISH TIME)

ON

SEPTEMBER 28, 2015

AT

2 GRAND CANAL SQUARE, DUBLIN 2, IRELAND

A proxy card relating to the Annual General Meeting accompanies this document. Instructions for returning your proxy card is set out in the Notice of the Annual General Meeting included in this document.

Record Date: August 4, 2015. Only members registered on the record date will have the right to participate and vote at the Annual General Meeting.

This document is dated August 28, 2015.

Davy Corporate Finance, which is regulated in Ireland by the Central Bank of Ireland, is acting as financial adviser to the Company for the purposes of Rule 3 of the Irish Takeover Rules only in respect of certain proposals described in this document (specifically Proposals 9 and 10) and accordingly will not be responsible to anyone other than the Company for providing the protections afforded to clients of Davy Corporate Finance, or for providing advice in relation thereto.

PART 1: LETTER FROM THE CEO

August 28, 2015

Dear King Shareholder,

We are pleased to invite you to attend the Annual General Meeting of King Digital Entertainment plc (the “Company”, “King”, “we” or “our”) to be held at 2 Grand Canal Square, Dublin 2, Ireland on September 28, 2015 at 11.30 a.m. (Irish time). You will find the Notice of Annual General Meeting set out on pages 18, 19 and 20 of this document.

This letter explains the business to be transacted at the Company’s 2015 Annual General Meeting (the “AGM” or “Annual General Meeting”).

Ordinary Business

Proposal 1. To receive and consider King’s financial statements for the year ended December 31, 2014 (which are available at http://investor.king.com/investors/financial-information/Other-Documents).

Proposal 2. To authorize King’s board of directors (“Board”) to determine the compensation of the Company’s auditors (i.e. its independent registered public accounting firm).

Proposals 3 and 4. To re-appoint Riccardo Zacconi and Robert S Cohn as directors of the Company following their automatic retirement by rotation.

Board Composition and Appointment of Directors

The Board consists of eight members: Gerhard Florin, Roy Mackenzie, E Stanton McKee, Jr, Robert S Cohn, Andrew P Sillitoe, Riccardo Zacconi, John Sebastian Knutsson and Stephane Kurgan. In accordance with the Articles of Association of the Company (the “Articles”), the total number of Directors may not at any time exceed the number of Directors from time to time fixed by the Board.

The Articles provide that the Board is divided into three classes serving staggered three-year terms. At each annual general meeting, Directors will be appointed for a full term of three years to succeed those Directors of the relevant class whose terms are expiring. Upon the resignation or termination of office of any Director, if a new Director is appointed to the Board, he will be designated to fill the vacancy arising and will constitute a member of the class of Directors represented by the person that he replaces.

Riccardo Zacconi and Robert S Cohn are Class I Directors and their term will expire on the date of the upcoming Annual General Meeting in accordance with the Articles. Accordingly, we are nominating Messrs Zacconi and Cohn for re-appointment at the Annual General Meeting. If re-appointed, Messrs Zacconi and Cohn will serve as Class I Directors until the Company’s 2018 annual general meeting (unless such Director resigns or has his office terminated). Messrs Sillitoe, Kurgan and McKee are serving as Class II Directors for a term expiring at the end of the Company’s 2016 annual general meeting. Messrs MacKenzie, Florin and Knutsson are serving as Class III Directors for a term expiring at the end of the Company’s 2017 annual general meeting. Any additional directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the Directors.

Class I Director Nominees for Re-Appointment at the AGM

Set forth below is a brief biography of the Company’s Class I Directors being nominated for re-appointment at the AGM:

Riccardo Zacconi is one of the founders of the Company and has served on the Board and as Chief Executive Officer of the Company since March 2003. Mr Zacconi has more than 15 years of experience in the online and consumer industry. Previously, Mr Zacconi served as Vice President of European Sales and Marketing at uDate.com Ltd., an online dating service, until it was acquired by InterActive Corporation in 2002. Prior to uDate.com, Mr Zacconi was an Entrepreneur in Residence at Benchmark Capital Partners, Managing Director at Spray Network GmbH, a Qualified Case Leader at The Boston Consulting Group, Inc. and a consultant at LEK Consulting LLP. Mr Zacconi holds a BA in Economics from LUISS University, Italy.

Robert S Cohn has served as a member of our Board since March 2013. Mr Cohn also serves as a Senior Advisor to Coatue Management LLC, and as an independent investor and advisor to emerging companies. Mr Cohn was most recently the founding Chairman of RelateIQ, Inc from 2011 until 2014 when it was acquired by salesforce.com. Previously, Mr Cohn was an investing partner at Sequoia Capital LLP. Prior to Sequoia, he founded Octel Communications Corporation in 1982 where he served as Chairman and Chief Executive Officer. After Octel Communications was acquired in 1997 by Lucent Technologies, Inc, he served as President of the Octel Messaging Division and as an Executive Vice President of Lucent Technologies for two years. Prior to Octel, Mr Cohn was a consultant at McKinsey & Company, Inc, and worked in the Division of Financial Affairs and Relations at Banque Rothschild in France. He previously served as a Trustee of Robert Ballard’s Ocean Exploration Trust, a member of the Board of Advisors for the Stanford Graduate School of Business, and as a member of the board of directors of various companies, including Electronic Arts Inc, Charter Communications, Inc, Taboola, Inc and NASDAQ, where he also served on the Executive Committee. Mr Cohn holds a BS in Mathematics and Computer Science from the University of Florida and an MBA from the Stanford Graduate School of Business.

Mr Cohn satisfies the “independence” requirements of Rule 10A-3 of the U.S. Securities Exchange Act 1934 and the New York Stock Exchange (“NYSE”) Rules.

Special Business

Proposals 5 and 6.

To amend clauses 2 and 3.19 in the Memorandum of Association of the Company and to adopt new Articles of Association of the Company to take account of certain changes arising as a consequence of the consolidation and amendment of Irish company law brought about by the Irish Companies Act 2014 (the “Companies Act”) with the intention of preserving the status quo and aligning the Company’s constitutional documents with those of comparable listed companies. The proposed changes include the updating of the statutory references throughout the Memorandum and Articles of Association of the Company and also:

•	the inclusion of a new Article 89(b) to clarify that the new restriction contained in Section 228(1)(d) of the Companies Act will not prohibit the Directors using the Company’s property, subject to any restrictions imposed by the Board;

•	the inclusion of a new Article 106(e) to clarify that Section 228 of the Companies Act will not prohibit a director entering into any commitment which restricts his powers which has been approved by the Board and provide that a Director must obtain the prior approval of the Board before entering into any commitment permitted by Section 228 of the Companies Act;

•	the amendment of Article 132 to take account of the new requirements concerning accounting records in the Companies Act, including that the Directors may now send shareholders summary financial statements in lieu of the full statutory financial statements of the Company (although shareholders can still request full copies of the financial statements); and

•	the amendment of Article 122 to restate the power of the Company to declare dividends by ordinary resolution.

A copy of the new Memorandum and Articles of Association of the Company is available at http://investor.king.com/investors/financial-information/Other-Documents.

Proposal 7. To renew the Board’s authority to allow the Company, or any subsidiary thereof, to purchase the Company’s Ordinary Shares. This proposed authority is in respect of a maximum of 20% of the Company’s issued share capital as at July 16, 2015, being 62,963,977 Ordinary Shares (provided that the total aggregate number of Ordinary Shares to be purchased by the Company and its subsidiaries whether by way of a redemption or otherwise shall not exceed the maximum amount as determined by the Board (or any duly constituted committee thereof)).

Proposal 8. To renew the Board’s authority to re-issue treasury shares off-market at certain specified minimum and maximum prices.

Proposals 9 and 10.

In November 2014 the Company announced a share repurchase programme of a maximum of $150 million of its Ordinary Shares to be effected, subject to requisite regulatory and shareholder approvals having been obtained, and to market conditions, through on-market purchases (the “Share Repurchase Programme”). While such requisite regulatory and shareholder approvals were previously duly obtained in the first quarter of 2015, they will expire, in accordance with their terms, at the close of business on the date of the AGM. From January 30, 2015 to date approximately $126 million in aggregate was returned to Shareholders by way of the Share Repurchase Programme and in reliance upon the regulatory and shareholder approvals in place. The Company would like to retain the flexibility to redeem and/or repurchase Ordinary Shares and therefore is seeking to renew the requisite regulatory and shareholder approvals in order to do so. Any share repurchases will be financed from the existing cash resources of the Company. Further information in relation to these requisite approvals is set out below.

At the last annual general meeting of the Company, held on September 26, 2014, shareholders authorised the Company to buyback up to 20% of its issued share capital on-market (the “Buyback Authority”). The Buyback Authority shall, under its terms, expire at close of business on the date of the AGM. Proposal 7 referred to above seeks to renew the Buyback Authority (the “New Buyback Authority”). Under the Articles, Ordinary Shares which the Company agrees to acquire shall be automatically converted to redeemable shares. Accordingly, for Irish company law purposes, the repurchase by the Company of shares may be effected as a redemption.

Following the AGM, any share repurchases made by the Company may be effected using the New Buyback Authority or by way of redemption pursuant to the Articles. Additional approvals are however also required to enable implementation of any share repurchases following the AGM (similar to those previously approved at an extraordinary general meeting of the Company held on January 29, 2015 in order to facilitate the Share Repurchase Programme) having regard to the provisions of the Irish Takeover Rules (the “Takeover Rules”) and the shareholder profile of the Company, as more fully described below under ‘Proposal 9 – Bellaria Waiver’ and ‘Proposal 10 – Bellaria/Board Concert Party Waiver’. It is intended that these additional approvals will be sought in respect of a maximum of 62,963,977 Ordinary Shares (being the maximum repurchases which could be effected under the New Buyback Authority and representing approximately 20% of the Company’s issued ordinary share capital as at July 16, 2015, the business day prior to the date on which William Fry (the Company’s Irish legal counsel) wrote to the Irish Takeover Panel (the “Panel”) requesting that it grant waivers of certain requirements under the Takeover Rules). Whether or not this number of Ordinary Shares is repurchased or redeemed, and the timing of such returns will depend, inter alia, on prevailing market conditions. Previously these waivers were sought in respect of a potential 10% reduction in the number of Ordinary Shares in issue and resulting concentration in ownership among the relevant parties. The waivers now being sought in Proposals 9 and 10 relate to a potential 20% reduction in the number of Ordinary Shares in issue and resulting concentration in ownership. This is to align the waivers with the New Buyback Authority.

Proposal 9 – Bellaria Waiver.

Under Rule 37 of the Takeover Rules, if any person, or persons acting in concert, hold securities representing 30% or more (but less than 50%) of the voting share capital of a relevant company, and by reason of the purchase or redemption by that company of its own securities, the percentage of the voting share capital conferred by the securities held by that person, or by any one or more of those persons, increases by more than 0.05% in any twelve-month period, then such person or, in the case of persons acting in concert, such one or more persons as the Panel may direct, will be obliged to make an offer to the holders of each class of equity share capital of the Company and to the holders of each other class of transferable voting securities of the Company in accordance with Rule 37, unless that obligation has been waived by the Panel.

Bellaria Holding S.à r.l. (“Bellaria”) (a company incorporated in Luxembourg by funds managed by Apax Partners) currently holds 140,962,567 Ordinary Shares in total representing approximately 44.8% of the Company’s issued Ordinary Share capital. If the Company buys back or redeems 62,963,977 Ordinary Shares (being approximately 20% of the Company’s issued Ordinary Share capital) pursuant to the New Buyback Authority or the Articles and assuming that Bellaria does not dispose of any Ordinary Shares, Bellaria’s shareholding, while remaining the same in number of Ordinary Shares, would increase as a percentage of the Company’s issued Ordinary Share capital from 44.8% to 56%. As a result, Bellaria would become obliged under the Takeover Rules to extend a general offer to the Company’s shareholders in accordance with Rule 37, unless that obligation has been waived by the Panel.

Under the Takeover Rules, we are required to inform you that following the buyback or redemption of 20% of the Company’s issued Ordinary Share capital, it is possible that the Bellaria maximum holding of securities would confer more than 50% of the voting rights in the Company, and in such case, Bellaria would be permitted under the Takeover Rules to increase its holding of securities without incurring any further obligation to make an offer under Rules 9 or 37 of the Takeover Rules.

Proposal 10 - Bellaria/Board Concert Party Waiver.

Under Rule 9 of the Takeover Rules, if any person, or persons acting in concert, holding securities representing 30% or more (but less than 50%) of the voting share capital of a company, acquire within any twelve-month period additional securities representing more than 0.05% of the total voting share capital in that company, then such person, or, in the case of persons acting in concert, such one or more persons as the Panel may direct, will be obliged to make an offer to the holders of each class of equity share capital of the Company and to the holders of each other class of transferable voting securities of the Company in accordance with Rule 9, unless that obligation has been waived by the Panel.

Under the Takeover Rules, the Board is presumed to be acting in concert with Bellaria and such presumed concert party is referred to in this letter as the “Bellaria/Board Concert Party”. This presumption arises because the Company is regarded under the Takeover Rules as an associated company of Bellaria by virtue of the size of Bellaria’s shareholding in the Company. Following a submission made to the Panel on our behalf in May 2014, the Panel granted a rebuttal of this presumption insofar as it applies to those Directors who are not affiliated with Apax Partners (being Messrs Knutsson, Kurgan, Florin, McKee, Cohn and me) (the “Independent Directors”). However, the Panel ruled that the presumption will, in accordance with the provisions of the Takeover Rules, continue to apply during the course of an offer for the Company, or while the Board has reason to believe that an offer in respect of the Company may be made in the near future or in a number of prescribed circumstances including while the Company is in the course of purchasing or redeeming its own voting securities, or while the Board proposes that the Company purchases or redeems its own voting securities. Consequently, during the course of (i) the Share Repurchase Programme, (ii) any additional purchase or redemption by the Company of its own voting securities, or (iii) while the Board is proposing to make any such purchase or redemption, the Board (including the Independent Directors) will be presumed under the Takeover Rules to be acting in concert with Bellaria.

The Directors and their relevant family members, trusts and controlled companies hold 57,922,070 Ordinary Shares in total, representing approximately 18.4% of the Company’s issued Ordinary Share capital. In addition, Messrs Knutsson, Florin, McKee,

Kurgan and I (the “Relevant Directors”) hold options, exercisable on or before September 30, 2016, to subscribe for up to 5,647,698 Ordinary Shares (the “Exercisable Options”). Details of the Exercisable Options are as follows:

Director	No. of Options	Exercise Price (US$)	Commencement Date for Vesting of Options	Expiry Date
John Sebastian Knutsson	916,092	7.46	October 1, 2014	November 12, 2023
John Sebastian Knutsson	106,874	15.90	February 16, 2016	February 15, 2025
John Sebastian Knutsson	35,624	0.00008	February 16, 2016	February 15, 2025
Gerhard Florin	18,750	7.46	January 1, 2015	January 22, 2024
E. Stanton McKee Jr	125,000	7.46	June 1, 2014	December 3, 2023
E. Stanton McKee Jr	50,000	7.46	August 1, 2014	December 3, 2023
Riccardo Zacconi	375,000	7.46	January 1, 2016	November 11, 2023
Riccardo Zacconi	159,750	15.90	February 16, 2016	February 15, 2025
Riccardo Zacconi	53,250	0.00008	February 16, 2016	February 15, 2025
Stephane Kurgan	4,638,860	31.37	April 1, 2014	November 11, 2023
Stephane Kurgan	499,998	7.46	June 7, 2015	November 11, 2023
Stephane Kurgan	106,874	15.90	February 16, 2016	February 15, 2025
Stephane Kurgan	35,624	0.00008	February 16, 2016	February 15, 2025

The sum of the number of options disclosed in the table above does not equal 5,647,698 (being the number of Ordinary Shares disclosed above that the Relevant Directors may subscribe for). That is because the number of Ordinary Shares that may be subscribed for as a result of the exercise of the Exercisable Options will vary according to the operation of a formula that is set out in certain of the relevant option agreements. The Company, in applying to the Takeover Panel for the appropriate waivers, sought a waiver in respect of the issuance of up to 5,647,698 Ordinary Shares as a result of the exercise of options.

Details of all of the options to subscribe for Ordinary Shares held by the Directors are set out in Part 2 of this document.

Options represent a key element of the remuneration and incentivisation policy of the Company for its senior management and accordingly, preserving the ability of the Relevant Directors to exercise the Exercisable Options notwithstanding the conduct of share buybacks is considered important. If all of the Exercisable Options were to be exercised at a time when the Directors are presumed to be acting in concert with Bellaria it would result in an increase in the aggregate shareholding of the Bellaria/Board Concert Party by more than 0.05% from 63.2% to 63.8%. As a result, the Relevant Directors, and/or such one or more of the members of the Bellaria/Board Concert Party as the Panel may direct, would become obliged under the Takeover Rules to extend a general offer to all of the Company’s shareholders in accordance with Rule 9 of the Takeover Rules, unless that obligation has been waived by the Panel.

Furthermore, if the Company was to undertake a buyback programme between now and September 30, 2016 and buyback or redeem up to 62,963,977 Ordinary Shares (being approximately 20% of the Company’s issued Ordinary Share capital) and the Relevant Directors were to exercise all of the Exercisable Options, and assuming no member of the Bellaria/Board Concert Party disposes of any Ordinary Shares, the aggregate shareholding of the Bellaria/Board Concert Party would increase by more than 0.05% to 204,532,335 representing 79.4% of the then issued Ordinary Share capital of the Company. As a result, the Bellaria/Board Concert Party (or such member(s) thereof as the Panel may direct) would become obliged to extend a general offer to all the Company’s shareholders in accordance with Rule 37 of the Takeover Rules, unless such obligation was to be waived by the Panel.

Under the Takeover Rules, we are required to inform you that following the buyback or redemption of 20% of the Company’s issued Ordinary Share capital, the Bellaria/Board Concert Party’s aggregate maximum holding of securities would confer more than 49.95% of the voting rights in the Company. Shareholders holding securities conferring more than 49.95% of the voting rights (in this case, the Bellaria/Board Concert Party) could be permitted by the Panel (and in the case of a single holder, would be permitted under the Takeover Rules) to increase their holding of securities without incurring any further obligation to make an offer under Rule 9 of the Takeover Rules.

By letter dated July 29, 2015 to William Fry the Panel has agreed to waive the potential Rule 9 and Rule 37 offer obligations described above, subject to the following conditions:

(a)	that, in respect of the obligation of Bellaria, the Non-Bellaria Shareholders approve Proposal 9 on a poll;

(b)	that, in respect of the obligation of the members of the Bellaria/Board Concert Party, the Independent Shareholders approve Proposal 10 on a poll; and

(c)	that the Company’s AGM Circular is prepared in accordance with the Whitewash Guidance Note in the Takeover Rules and such circular is approved (in this respect only) by the Panel. This document has been so approved.

Both of the approvals referred to in paragraph (a) and (b) above are simple majority approvals of the respective eligible shareholders.

Approval of both Proposal 9 and Proposal 10 are necessary to enable the Company to buyback or redeem Ordinary Shares (up to 62,963,977 Ordinary Shares (being approximately 20% of the Company’s issued Ordinary Share capital)) without the Affected Shareholders (in the case of Proposal 9, Bellaria, and in the case of Proposal 10, the members of the Bellaria/Board Concert Party) being obliged to make a mandatory offer for the issued share capital not already owned.

Proposal 11.

Section 238 of the Companies Act prohibits a company from entering into an arrangement whereby the company is to acquire from a director of the company one or more non-cash assets (which would include the redemption or acquisition of Ordinary Shares), the value of which exceeds €65,000.00, unless the arrangement is first approved by shareholders in general meeting. This requirement also extends to transactions with “persons connected” with a director which includes (a) a director’s family member, (b) any body corporate in which a director has interest in 50% or more of the equity share capital, and (c) a trustee of any trust under which any of the following may be a principal beneficiary: a director, his spouse, his children or a body corporate he controls. Those Directors who hold shares in the Company may decide to sell shares from time to time and the Company may be a purchaser or redeemer of those shares. Accordingly, the Company is proposing Proposal 11 to approve any acquisition or redemption by the Company of shares held by or on behalf of a Director or a person connected with him.

Recommendation

King’s Board believes that Proposals 1 to 8 and 11 as summarized in this letter are in the best interests of King and its shareholders and unanimously recommend that you vote in favor of all of these proposals as they are set out in the following Notice of Annual General Meeting and as they intend to do themselves in respect of the Ordinary Shares held or beneficially held by them.

As Proposal 9 is in respect of any Rule 37 offer obligation which Bellaria may incur, Messrs Mackenzie and Sillitoe are not permitted to advise the Non-Bellaria Shareholders in relation to Proposal 9 and accordingly have abstained from advising on it. The Independent Directors, who have been so advised by Davy Corporate Finance, consider Proposal 9, to be in the best interests of the Company and the Non-Bellaria Shareholders as a whole. In providing its advice on Proposal 9, Davy Corporate Finance has taken account of the commercial assessment of the Directors. Accordingly, the Independent Directors recommend you to vote in favour of Proposal 9 as they intend to do themselves in respect of the Ordinary Shares held or beneficially owned by them.

As Proposal 10 is in respect of a Rule 37 or Rule 9 offer obligation which the Directors may incur as members of the Bellaria/Board Concert Party, the Board is not permitted to advise the Independent Shareholders in relation to Proposal 10 and accordingly all of the Directors will abstain from voting on it and advising on it. However, the Board confirms that Davy Corporate Finance has advised the Company that it considers Proposal 10, to be in the best interests of the Company and the Independent Shareholders as a whole. In providing its advice on Proposal 10, Davy Corporate Finance has taken account of the commercial assessment of the Directors.

We encourage you to use this opportunity to take part in the affairs of King by voting on the business to come before the AGM. Your vote is important. Whether or not you plan to attend, please complete, sign and date, and promptly return the enclosed proxy card in the accompanying reply envelope so that your shares will be represented at the AGM. You may also submit your proxy via the Internet or telephone as specified in the General Information section of this document. If you decide to attend the AGM and wish to change your proxy vote, you may do so by voting in person at the AGM.

Yours faithfully,

Riccardo Zacconi

Director and Chief Executive Officer

PART 2: ADDITIONAL INFORMATION REQUIRED TO BE INCLUDED IN THIS CIRCULAR UNDER

THE IRISH TAKEOVER RULES

1.	Responsibility

1.1	The Directors, whose names are set out in paragraph 3 of this Part 2, accept responsibility for the information contained in this document, except for the information relating to Bellaria and Apax Partners for which responsibility is accepted as set out in paragraph 1.2 below. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The directors of Bellaria, whose names are set out in paragraph 5.4 of this Part 2, accept responsibility for the information contained in this document in respect of Bellaria and Apax Partners. To the best of the knowledge and belief of the directors of Bellaria (who have taken all reasonable care to ensure that such is the case), the information contained in this document in respect of Bellaria and Apax Partners is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Business of the Group

The Group is a leading interactive entertainment group for the mobile world. As of June 30, 2015, the Group had 340 million monthly unique users. The Group has developed more than 200 exclusive games, and offers games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. The Group has game studios in Stockholm, Bucharest, Malmo, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

3.	Directors of the Company

As at the date of this document the Directors are:

Name	Position
Riccardo Zacconi	Chief Executive Officer
John Sebastian Knutsson	Chief Creative Officer
Stephane Kurgan	Chief Operating Officer
Gerhard Florin	Non-executive Chairman
Roy MacKenzie	Non-executive Director
E Stanton McKee, Jr	Non-executive Director
Andrew P Sillitoe	Non-executive Director
Robert S Cohn	Non-executive Director

4.	Financial Information Relating to the Group

Historically the Group’s business was conducted through Midasplayer International Holding Company Limited (“MIHC”) (a private limited company incorporated under the laws of Malta). On March 25, 2014, prior to the admission of the Ordinary Shares to trading on the New York Stock Exchange, the Company acquired the entire issued share capital of MIHC through a share-for-share exchange.

The consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of the Company and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 (including the notes thereto) in which the share-for-share exchange transaction (described in paragraph 10.2 of this Part 2) was retrospectively reflected are incorporated by reference into this document from the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on March 27, 2014 and may be accessed at https://www.sec.gov/Archives/edgar/data/1580732/000119312514117078/d564433d424b4.htm.

The consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of the Company and its subsidiaries at December 31, 2014 and the results of its operations and its cash flows for the year ending December 31, 2014 are incorporated by reference into this document from the Company’s annual report for the fiscal year ended December 31, 2014 filed with the SEC on February 13, 2015 and may be accessed at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf.

The Group’s consolidated unaudited statements of operations, comprehensive income, financial position, changes in equity and cash flows in each case as at, or for the six months ended 30 June 2015 are also incorporated by reference into this document from the Company’s report of foreign private issuer filed with the SEC on August 14, 2015 and can be accessed at http://investor.king.com/files/doc_financials/Form-6-K.pdf.

A hard copy of these documents will not be sent to any shareholder unless requested. Shareholders of record may request these documents in hard copy form free of charge by requesting them in writing or by telephone as follows:

The Company Secretary

King Digital Entertainment plc

6th Floor

2 Grand Canal Square

Dublin 2

Ireland

01 6395 000 (within Ireland)

+353 1 6395 000 (outside Ireland)

In order to ensure timely delivery of documents, shareholders of record must make their request no later than 5 business days prior to the date of the Annual General Meeting.

The following table is intended to allow shareholders easily identify information in relation to King that is incorporated by reference:

Information	Source
Turnover and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share for the last 3 financial years and in respect of any interim statement made since the last published audited accounts

Annual report on Form 20-F for the period ended December 31, 2014, page nos. F-3 & F-38 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

Report on Form 6-K for the period ended June 30, 2015 page nos. 3 & 37 (available at http://investor.king.com/files/doc_financials/Form-6-K.pdf).

A statement of net assets and liabilities shown in the latest published audited accounts	Annual report on Form 20-F for the period ended December 31, 2014, page no. F-5 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

A cash flow statement if provided in the last published audited accounts	Annual report on Form 20-F for the period ended December 31, 2014, page no. F-7 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Annual report on Form 20-F for the period ended December 31, 2014, page nos. F-8 to F-19 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

5.	Bellaria

5.1	Apax Partners is one of the world’s leading private equity investment groups. Apax Partners has advised funds that total approximately $40 billion around the world. Funds advised by Apax Partners typically invest in large companies with an enterprise value of between €1 billion and €5 billion. The funds invest in four sectors: Consumer, Healthcare, Services and Tech & Telco.

5.2	Bellaria was formed on January 24, 2014 under the laws of Luxembourg as a société à responsabilité limitée. Bellaria’s registered address is at 1-3 Boulevard de la Foire, L-1528 Luxembourg. Save for the holding of Ordinary Shares, Bellaria has not conducted any business at any time since it was formed. Bellaria is indirectly controlled by Apax VI GP Co. Limited and beneficially owned by Apax Europe VI-A, LP and Apax Europe VI-1, LP.

5.3	Roy Mackenzie and Andrew Sillitoe are each Partners at Apax Partners.

5.4	As at the date of this document, the directors of Bellaria are:

Name	Position
Geoffrey Henry	Manager Class A
Geoffrey Limpach	Manager Class A
Francois Felten	Manager Class B
Francisco Menjibar	Manager Class B

5.5	Bellaria’s balance sheet and standard chart of accounts at December 31, 2014 and profit and loss account for the year ending December 31, 2014 and relevant notes are incorporated by reference into this document and may be accessed at http://investor.king.com/investors/financial-information/Other-Documents. Bellaria has not published any previous financial information.

5.6	The following table is intended to allow shareholders to easily identify information in relation to Bellaria that is incorporated by reference:

Information	Source
Turnover and profit or loss before taxation	Annual accounts for the period ended December 31, 2014, page nos. 8 - 10 (available at http://investor.king.com/investors/financial-information/Other-Documents).

A statement of net assets shown in the latest published audited accounts	Annual accounts for the period ended December 31, 2014, page no. 5 (available at http://investor.king.com/investors/financial-information/Other-Documents).

6.	Interests and Dealings in Relevant Securities of the Company

6.1	As at the close of business on the Latest Practicable Date, the Directors and persons connected to them (within the meaning of Section 220 of the Companies Act) and other members of the Board Concert Party were interested in the following relevant securities of the Company (other than options to subscribe for Ordinary Shares, which are disclosed in paragraph 6.2 of this Part 2):

Name	Number of Ordinary Shares
Riccardo Zacconi	31,026,346
John Sebastian Knutsson	17,185,532
Stephane Kurgan	8,370,159
Gerhard Florin	1,102,033
Roy Mackenzie	—
Andrew Sillitoe	—
E Stanton McKee Jr	—
Robert S Cohn	238,000

6.2	As at the close of business on the Latest Practicable Date, the Directors held the following options to subscribe for Ordinary Shares:

Director	No. of Options	Exercise Price (US$)	Commencement Date for Vesting of Options	Expiry Date
Riccardo Zacconi	1,500,000	7.46	January 1, 2016	November 12, 2023
	1,500,000	7.46	n/a (performance based)	November 12, 2023
	426,000	15.90	February 16, 2016	February 15, 2026
	142,000	0.00008	February 16, 2016	February 15, 2026
John Sebastian Knutsson	1,332,500	7.46	October 1, 2014	November 12, 2023
	1,000,000	7.46	n/a (performance based)	November 12, 2023
	285,000	15.90	February 16, 2016	February 15, 2026
	95,000	0.00008	February 16, 2016	February 15, 2026
Stephane Kurgan	7,422,180	31.37	April 1, 2014	October 1, 2023
	1,000,000	7.46	June 7, 2015	January 31, 2024
	1,000,000	7.46	n/a (performance based)	January 31, 2024
	285,000	15.90	February 16, 2016	February 15, 2026
	95,000	0.00008	February 16, 2016	February 15, 2026
Gerhard Florin	18,750	7.46	January 1, 2015	January 22, 2024
E Stanton McKee Jr	125,000	7.46	June 1, 2014	December 4, 2023
	50,000	7.46	August 1, 2014	December 4, 2023

6.3	Save as disclosed in this paragraph 6, at the close of business on the Latest Practicable Date, no Director or person(s) connected to the Directors (within the meaning of Section 220 of the Companies Act) nor any other member of the Board Concert Party was interested, or held any short positions in any class of relevant securities of the Company.

6.4	At the close of business on the Latest Practicable Date, no:

6.4.1	subsidiary of the Company;

6.4.2	trustee of a pension scheme (other than an industry-wide pension scheme) in which the Company or a subsidiary of the Company participates; or

6.4.3	fund manager (other than exempt fund managers) connected with the Company,

was interested, or held any short positions in any class of relevant securities of the Company.

6.5	Set out below are details of all dealings by the Directors in the relevant securities of the Company during the period between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date:

Director	Date of Dealing	Description of Transaction	Number of Ordinary Shares	Price Per Ordinary Share (US$)
Riccardo Zacconi	February 13, 2015	Disposal	165,500	nil
Stephane Kurgan	April 2, 2015	Disposal	2,525,374	$16.32
Stephane Kurgan	April 2, 2015	Disposal	2,525,374	nil

6.6	Save as set out in paragraph 6.5, there have been no dealings in the relevant securities of the Company during the period between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date by the Directors, person(s) connected to the Directors (within the meaning of Section 220 of the Companies Act) or any other any member of the Board Concert Party.

6.7	At the close of business on the Latest Practicable Date, neither Davy Corporate Finance nor any persons controlling, controlled by or under the same control as Davy Corporate Finance was interested, or held any short position in the relevant securities of the Company. There have been no dealings in the relevant securities of the Company during the period between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date by Davy Corporate Finance or any persons controlling, controlled by or under the same control as Davy Corporate Finance.

6.8	At the close of business on the Latest Practicable Date, neither William Fry nor any of the partners or professional staff of William Fry who are actively engaged in the proposals referred to in this document or who are customarily engaged in the affairs of the Company since August 26, 2013 (being the date two years prior to the Latest Practicable Date) was interested, or held any short position in the relevant securities of the Company. There have been no dealings in the relevant securities of the Company during the period between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date by William Fry or any of its partners or professional staff who are actively engaged in the proposals referred to in this document or who are customarily engaged in the affairs of the Company since August 26, 2013 (being the date two years prior to the Latest Practicable Date).

6.9	From January 30, 2015 to date, the Company has redeemed and cancelled 8,249,313 of its Ordinary Shares under the Share Repurchase Programme. The Company has also repurchased 176,201 Ordinary Shares from employees who have left the Company’s employment in accordance with the terms of subscription of such Ordinary Shares. Other than this, the Company has not repurchased or redeemed any relevant securities of the Company between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date.

7.	Interests and Dealings in Relevant Securities of the Company by Bellaria

7.1	As at the close of business on the Latest Practicable Date, Bellaria was interested in 140,962,567 Ordinary Shares.

7.2	Save as disclosed in this paragraph 7, at the close of business on the Latest Practicable Date, none of Bellaria, the directors of Bellaria, Apax Partners, or any person acting in concert with Bellaria, was interested in, or held, any short positions in any class of relevant securities of the Company.

7.3	There have been no dealings in the relevant securities of the Company during the period between August 28, 2014 (being the date 12 months prior to the dispatch of this circular) and the Latest Practicable Date by Bellaria, the directors of Bellaria, Apax Partners or any other persons acting in concert with Bellaria.

8.	Interests and Dealings in Relevant Securities of Bellaria

8.1	Interests of the Company in relevant securities of Bellaria

As at close of business on the Latest Practicable Date, neither the Company nor any subsidiary of the Company was interested, or held any short positions in any class of relevant securities of Bellaria.

8.2	Interests of Directors in relevant securities of Bellaria

As at close of business on the Latest Practicable Date, no Director or person(s) connected to the Directors (within the meaning of Section 220 of the Companies Act) was interested, or held any short positions in any class of relevant securities of Bellaria.

9.	Directors’ Service Contracts

No Director has a service contract with the Company or any of its subsidiaries or associated companies having more than 12 months to run. No Director’s service contract with the Company or any of its subsidiaries or associated companies has been entered into or amended within 6 months of the date of this document.

10.	Material Contracts

Set out below is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by the Company or any of its subsidiaries during the period of two years ending on the Latest Practicable Date.

10.1	Credit Facility

On October 7, 2013, an ABL Credit Agreement (the “Credit Agreement”) was entered into between Midasplayer International Holding Company Limited, King.com Limited, Midasplayer Vertriebs GmbH, (King.com Limited and Midasplayer Vertriebs GmbH together, the “Borrowers”), JP Morgan Chase Bank, N.A. and the lenders from time to time party thereto pursuant to which lenders agreed to make loans in U.S. Dollars to the Borrowers. The aggregate credit commitment under the Credit Agreement is $150 million.

10.2	Share for Share Exchange

On March 25, 2014, a share for share exchange transaction was entered into between MIHC and the Company pursuant to which all of the issued share capital in MIHC was transferred to the Company in exchange for the issue of shares in the Company to each of the shareholders of MIHC so that following completion of the transaction, each of the shareholders in MIHC held shares in the Company having substantially the same rights and in substantially the same respective proportions as they held in MIHC immediately prior to the transaction.

10.3	Registration Rights Agreement

On March 25, 2014, a registration rights agreement (the “Registration Rights Agreement”) was entered into between the Company, Riccardo Zacconi, John Sebastian Knutsson, Patrik Stymne, Lars Markgren, Thomas Hartwig, Melvyn Morris, Stephane Kurgan, a trust associated with Stephane Kurgan and entities associated with Apax Partners and Index Ventures. The Registration Rights Agreement contains customary registration rights, including certain indemnification obligations in connection with the registration rights under the Registration Rights Agreement.

10.4	Underwriting Agreement

On March 25, 2014, an underwriting agreement (the “Underwriting Agreement”) was entered into in connection with the IPO between (1) the Company, (2) King.com Inc, (3) the shareholders that sold Ordinary Shares as part of the IPO (the “Selling Shareholders”) and (4) J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of themselves and as representatives of the underwriters listed in the Underwriting Agreement pursuant to which the Company and the Selling Shareholders agreed to sell to the underwriters, and each underwriter severally agreed to purchase Ordinary Shares at the public offering price less the underwriting discounts and commissions set forth in the Underwriting Agreement.

The Underwriting Agreement contains customary representations, warranties and indemnities from each of the Company and the Selling Shareholders to the underwriters.

The proceeds received by the Company as a result of the IPO amounted to US$329,403,764. The commissions paid by the Company pursuant to the Underwriting Agreement amounted to US$28,721,250.

11.	Consent

Davy Corporate Finance, which is regulated in Ireland by the Central Bank of Ireland, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name, its advice, and references thereto in the form and context in which they appear.

12.	Intentions of the Bellaria/Board Concert Party

12.1	The Bellaria/Board Concert Party is not proposing any changes to the Board and has confirmed that it is not its intention, following any increase in its percentage shareholding as a result of any share repurchase by the Company, to seek any changes to the business of the Company or its subsidiaries or in the manner in which the existing business is carried on or to seek any redeployment of the assets of the Company or any of its subsidiaries.

12.2	The Bellaria/Board Concert Party has also confirmed that following any percentage increase in its percentage shareholding arising from any repurchase by the Company of its shares, it is its intention that the existing employment rights, conditions of employment and pension rights of all employees of the Company and its subsidiaries will be fully safeguarded.

13.	General

13.1	No agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon Proposal 9 and Proposal 10 exists between Bellaria, the Directors, the Company or any person acting, or deemed under the Takeover Rules to be acting, in concert with them and any of the Directors, recent directors of the Company or any of the holders or recent holders of, or any persons interested or recently interested in, relevant securities of the Company.

13.2	No agreement, arrangement or understanding exists whereby any shares which may be acquired in pursuance of the transactions which are the subject matter of Proposal 9 and Proposal 10 will be transferred to any other person.

13.3	There has been no material change in the financial or trading position of the Group subsequent to the consolidated audited financial statements of the Group for the year ended December 31, 2014.

13.4	References in this document to “relevant securities” shall have the meaning assigned by Rule 2.1 of Part A of the Takeover Rules, meaning: (i) securities of the Company which confer voting rights; (ii) equity share capital of the Company or Bellaria; and/or (iii) securities or any other instruments conferring on their holders rights to convert into or subscribe for any new securities of any of the foregoing categories of securities.

13.5	References in this document to “an interest in a relevant security” or “interested in relevant securities” means a person who has a long position (as defined in Rule 2.6 of Part A of the Takeover Rules) in a relevant security and a person who has only a short position in a relevant security shall be deemed not to have an interest nor to be interested in that security and “interests in” and “interested in” shall be construed accordingly in relation to relevant securities.

13.6	The market price quotations for Ordinary Shares of the Company for the first trading day in each of the six months immediately preceding the date of this document and for the Latest Practicable Date are listed below. Price quotations are in respect of the closing dealt price on the relevant day as published by the NYSE. If there have been no dealings in the Ordinary Shares of the Company on any relevant day, the price quoted is the midpoint between the high and low market guide prices.

Date	Price ($)
March 2, 2015	15.02
April 1, 2015	16.32
May 1, 2015	15.90
June 1, 2015	14.87
July 1, 2015	14.11
August 3, 2015	15.61
Latest Practicable Date	13.24

14.	Documents Available for Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) at the offices of William Fry at 2 Grand Canal Square, Dublin 2, Ireland up to and including September 28, 2015 and at http://investor.king.com/investors/financial-information/Other-Documents:

14.1	memorandum and articles of association of the Company;

14.2	statuts coordonnés of Bellaria (being the equivalent of Bellaria’s memorandum and articles of association);

14.3	audited consolidated accounts of the Company for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 as described in paragraph 4 of this Part 2;

14.4	condensed consolidated unaudited statements of the Group as at, or for the six months ended 30 June 2015;

14.5	balance sheet and standard chart of accounts at December 31, 2014 and profit and loss account for the year ending December 31, 2014 of Bellaria and relevant notes;

14.6	the waiver letter dated July 29, 2015 from the Irish Takeover Panel;

14.7	the consent letter from Davy Corporate Finance referred to in paragraph 11 above;

14.8	the material contracts referred to in paragraph 10 above; and

14.9	this document.

PART 3: NOTICE OF ANNUAL GENERAL MEETING

KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

Notice of Annual General Meeting

NOTICE is hereby given that the Annual General Meeting of King Digital Entertainment plc (“King” or the “Company”) will be held at 11.30 a.m. (Irish time) on September 28, 2015 at 2 Grand Canal Square, Dublin 2, Ireland for the following purposes:

ORDINARY BUSINESS

To consider and vote on the following proposals as ordinary resolutions:

1.	To receive and consider the Company’s financial statements for the year ended December 31, 2014 together with the reports of the Company’s board of directors (the “Board”) and the Company’s auditors thereon, copies of which are available at http://investor.king.com/investors/financial-information/Other-Documents.

2.	To authorize the Board to fix the compensation of the Company’s auditors.

3.	To re-elect Riccardo Zacconi as a director of the Company following his automatic retirement by rotation.

4.	To re-elect Robert S Cohn as a director of the Company following his automatic retirement by rotation.

SPECIAL BUSINESS

5.	To consider and vote on the following proposal as a special resolution:

“That the Memorandum of Association of the Company be amended by:

a.	the insertion of the words “registered under Part 17 of the Companies Act 2014” at the end of clause 2; and

b.	the deletion of the words “any company which is for the time being the Company’s holding company as defined by section 155 of the Companies Act 1963 or a subsidiary as therein defined of any such holding company” and the substitution therefor of the words “any company which is for the time being the holding company or a subsidiary (as defined by Sections 7 and 8 of the Companies Act, 2014) of the Company or another subsidiary as defined by the said Sections of the Company’s holding company”.

6.	To consider and vote on the following proposal as a special resolution:

“That the Articles of Association in the form produced to the meeting and which were available for inspection on the website of the Company (http://investor.king.com/investors/financial-information/Other-Documents) and at the registered office of the Company since the date of this Notice be adopted in substitution for, and to the exclusion of, the existing Articles of Association of the Company.”

7.	To consider and vote on the following proposal as an ordinary resolution:

“That the Company and/or any of its subsidiaries (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) be generally authorized to make market purchases and overseas market purchases (as defined by Section 1072(2) of the Companies Act 2014) of shares of any class of the Company on such terms and conditions and in such manner as the Board may from time to time determine in accordance with and subject to the provisions of the Companies Act 2014 and to the following provisions:

a.	the maximum number of shares authorized to be acquired by the Company and/or any of its subsidiaries pursuant to this resolution shall not exceed, in the aggregate,

62,963,977 ordinary shares of US$0.00008 each in the capital of the Company (“Ordinary Shares”) being 20% of the Company’s issued share capital as at July 16, 2015, provided that the total aggregate number of Ordinary Shares to be purchased by the Company and its subsidiaries whether by way of a redemption or otherwise shall not exceed the maximum amount as determined by the Board (or any duly constituted subcommittee thereof);

b.	the maximum price to be paid for any Ordinary Share shall be an amount equal to 120% of the closing price on the New York Stock Exchange ( “NYSE”) for that Ordinary Share on the day preceding the day on which the relevant share is purchased by the Company and/or any of its subsidiaries;

c.	the minimum price to be paid for any Ordinary Share shall be an amount equal to the nominal value of such share; and

d.	this general authority will expire on the earlier of (i) eighteen months from the date of it becoming effective, and (ii) the date of the Company’s next annual general meeting unless previously varied, revoked or renewed by ordinary resolution in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company or any such subsidiary may, before such expiration enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiration and may complete any such contract as if the authority conferred hereby had not expired.”

8.	To consider and vote on the following proposal as a special resolution:

“That, subject to the passing of Resolution 7 above, for the purposes of Section 1078 of the Companies Act 2014, the re-issue price range at which any treasury shares (as defined by Section 106 of the Companies Act 2014) for the time being held by the Company may be issued off-market shall be as follows:

a.	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the closing price per Ordinary Share, as reported by NYSE, on the trading day immediately preceding the proposed date of re-issuance;

b.	the minimum price at which a treasury share may be re-issued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 50% of the closing price per Ordinary Share, as reported by NYSE, on the trading day immediately preceding the proposed date of re-issuance; and

c.	the re-issue price range as determined by the preceding paragraphs will expire on the earlier of (i) eighteen months from the date of the this resolution becoming effective, and (ii) the date of the Company’s next annual general meeting unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 1024 of the Companies Act 2014.”

9.	To consider and vote on the following proposal as an ordinary resolution:

“That, having regard to the Takeover Rules and to the conditions attached by the Irish Takeover Panel to the grant of a waiver under Rule 37 of the Takeover Rules as set out in its letter dated July 29, 2015 to William Fry, an increase in the percentage of the issued share capital of the Company held by Bellaria to up to 56.0 per cent., as a result of the repurchase or redemption by the Company of up to 62,963,977 Ordinary Shares in the capital of the Company pursuant to the authority conferred on the Company pursuant to Section 1074 of the Companies Act 2014 at Resolution 7 above or the Articles of Association of the Company, be and is hereby approved on the basis that Bellaria shall not by reason of such increase become obliged to make an offer to the Company’s shareholders pursuant to the said Rule 37.”

10.	To consider and vote on the following proposal as an ordinary resolution:

“That, having regard to the Takeover Rules and to the conditions attached by the Irish Takeover Panel to the grant of waivers under Rule 9 and Rule 37 of the Takeover Rules as set out in its letter dated July 29, 2015 to William Fry, an increase in the percentage of the issued share capital of the Company held by the Bellaria/Board Concert Party to up to 79.4 per cent., as a result of:

(a)	the repurchase or redemption by the Company of up to 62,963,977 Ordinary Shares pursuant to the authority conferred on the Company pursuant to Section 1074 of the Companies Act 2014 at Resolution 7 above or the Articles of Association of the Company; and/or

(b)	the exercise by certain directors of the Company of options and/or restricted stock units (“RSUs”) to subscribe for up to 5,647,698 Ordinary Shares pursuant to certain individual option agreements, subscription agreements and RSU agreements between certain directors of the Company and the Company, be and is hereby approved on the basis that no member of the Bellaria/Board Concert Party shall by reason of such increase become obliged to make an offer to the Company’s shareholders pursuant to the said Rule 9 or Rule 37.”

11.	To consider and vote on the following proposal as an ordinary resolution:

“That, for the purposes of Section 238 of the Companies Act 2014, any acquisition by the Company of, or redemption by the Company of, shares held by or on behalf of any director of the Company or any person connected with such a director be and is hereby approved.”

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual General Meeting except as specified in this Notice. As to any business that may properly come before the Annual General Meeting, however, it is intended that shares in respect of which a proxy card (in the form enclosed) has been duly completed and returned will be voted at the discretion of the persons voting such shares.

BY ORDER OF THE BOARD OF DIRECTORS

Wilton Secretarial Limited

Company Secretary

Registered Office:

6th Floor

2 Grand Canal Square

Dublin 2

Ireland

August 28, 2015

NOTE:

A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a King shareholder.

Only Non-Bellaria Shareholders are entitled to vote on Resolution 9.

Only Independent Shareholders are entitled to vote on Resolution 10.

All shareholders are entitled to vote on Resolutions 1 to 8 and Resolution 11.

PART 4: GENERAL INFORMATION

INFORMATION REGARDING THE ANNUAL GENERAL MEETING IS AVAILABLE ON KING’S WEBSITE AT WWW.KING.COM AND ALSO AT WWW.PROXYVOTE.COM.

The Irish Companies Act 2014 (the “Companies Act”)

New Irish company legislation, the Irish Companies Act 2014, which replaces existing Irish company legislation, came into force on June 1, 2015.

Our shareholders should be aware of a change to the existing law in respect of the notification of substantial shareholdings. Under the Companies Act, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any our ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

The Company’s Affairs

The Annual General Meeting will also include a review by the shareholders of the Company’s affairs.

Financial Statements

At the AGM we are presenting King’s Irish statutory financial statements for the year ended December 31, 2014, including the respective reports of the directors and the auditors thereon, which we are required to prepare under applicable Irish law and to provide to our shareholders and lay before the AGM in accordance with Irish law. These financial statements are available at http://investor.king.com/investors/financial-information/Other-Documents. These include the consolidated financial statements for the Group for the year ended December 31, 2014 which were filed as part of our annual report on Form 20-F filed with the SEC on February 13, 2015. The Irish statutory financial statements are prepared in accordance with the International Financial Reporting Standards and applicable Irish law.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended. As a result, we are not required to comply with U.S. federal proxy requirements.

Who is eligible to vote and how?

If your shares are registered in King’s register of members in your name, you are a shareholder of record. Shareholders of record who were entered in King’s register of members as at the close of business on August 4, 2015 (the “Record Date”) shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting. Changes in the register after the Record Date will be disregarded for this purpose.

For those shareholders whose shares are not registered in their name, but rather are registered in “street name” and held in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through The Depository Trust Company (“DTC”), their entitlement to vote is determined as at August 4, 2015.

A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a King shareholder.

Only Non-Bellaria Shareholders are entitled to vote on Resolution 9.

Only Independent Shareholders are entitled to vote on Resolution 10.

All shareholders are entitled to vote on Resolutions 1 to 8 and Resolution 11.

Votes Required

The total number of issued ordinary shares on the Record Date was 314,981,544.

Proposals 1, 2, 3, 4, 7, 9, 10 and 11 are being proposed as ordinary resolutions and are required to be passed by a simple majority of shareholders voting at the Annual General Meeting either in person or by proxy.

Proposals 5, 6 and 8 are being proposed as special resolutions and are required to be passed by not less than 75% of shareholders voting at the Annual General Meeting either in person or by proxy.

Each of the proposals shall be decided on a poll. A poll means every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy.

Voting by Proxy

A proxy card is enclosed for use by shareholders of record. Whether or not you propose to attend the Annual General Meeting in person, you are strongly advised to complete and submit the enclosed proxy card in accordance with the instructions printed on it. Submitting the completed proxy card will not preclude a shareholder of record from attending the Annual General Meeting and voting in person if you so wish.

To be effective, a duly completed and executed proxy card, together with evidence of any authority under which it is executed, or a copy thereof certified, must be mailed to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so as to be received by no later than 4:00 p.m. (Eastern Time) on September 25, 2015 or, if the Annual General Meeting is adjourned, at 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Annual General Meeting. Any alteration to the proxy card must be initialed by the person who executes it. Alternatively, provided it is received no later than 4:00 p.m. (Eastern Time) on September 25, 2015 or, if the Annual General Meeting is adjourned, no later than 11:59 p.m. (Eastern Time) on the day falling two days immediately before the date appointed for the adjourned Annual General Meeting, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your proxy card.

In the case of a corporation, the proxy card must be either executed under seal or signed on its behalf by a duly authorized officer or attorney.

If you vote by Internet or by telephone, please do not mail your proxy card.

Depending on whether your shares are registered in your name or in street name the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names appear in King’s register of members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and/or voting at the Annual General Meeting if the shareholder subsequently wishes to attend the meeting.

Beneficial Owner: Shares Registered in the Name of a Brokerage Firm, Bank, Dealer or Other Similar Organization

If, as at the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials were forwarded to you by that organization, together with instructions as to voting. You will need to carefully follow the instructions from your brokerage firm, bank, dealer or other similar organization or contact that organization if you have any queries. As a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other similar organization how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual General Meeting unless you contact your brokerage firm, bank, dealer or other similar organization and obtain a valid proxy card. Therefore, as a beneficial owner of shares registered in “street name,” you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from King. Simply complete and mail the voting instruction card as per the instructions from your brokerage firm, bank, dealer or other similar organization to ensure that your vote is counted.

Corporate Shareholders

A corporate shareholder entitled to attend and vote at this Annual General Meeting is entitled to appoint a representative to attend and vote at the Annual General Meeting on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge’s website www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend the Annual General Meeting should complete the form of appointment of representative and then send deposit it (together with any power of attorney or other authority under which it is signed or a notarized copy of that power or authority) at King’s registered office at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland at any time prior to the commencement of the Annual General Meeting.

What Constitutes a Quorum?

Shareholders may not take action at the Annual General Meeting unless there is a quorum present. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more shareholders holding shares that represent at least 50% of the issued shares carrying the right to vote at such meeting are present in person or by proxy. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions by shareholders of record attending the meeting in person or by proxy will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

If shareholders abstain from voting, including brokers holding their clients’ shares of record who cause abstentions to be recorded, these shares will be considered present and entitled to vote at the Annual General Meeting and will be counted towards determining whether or not a quorum is present. However, broker non-votes and abstentions are not voted affirmatively or negatively, so they will have no effect on the approval of any of the proposals.

Members of the NYSE are permitted to vote their clients’ proxies in their own discretion as to certain “routine” proposals. Only Proposal 2 (authorizing the Board to fix the compensation of King’s auditors) is considered a routine matter. Where a proposal is not “routine,” a broker who has received no instructions from its clients generally does not have discretion to vote its clients’ uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as “broker non-votes.” Those shares would be considered present for purposes of determining whether or not a quorum is present, but would not be considered entitled to vote on the proposals. Those shares would not be taken into account in determining the outcome of the non-routine proposal.

Only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with those proposals. As such, we strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder.

Can I change my vote after submitting my proxy?

Shareholders of Record: Shares Registered in Your Name

Yes. If you are the shareholder of record of your shares, you may revoke your proxy in any one of three ways:

•	you may submit, in accordance with the instructions set out above, another properly completed proxy card bearing a later date;

•	you may send a written notice that you are revoking your proxy to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your notice must be received by no later than 4:00 p.m. (Eastern Time) on September 25, 2015 or if the Annual General Meeting is adjourned, by 11:59 p.m. (Eastern Time) on the day immediately before the date appointed for the adjourned Annual General Meeting; or

•	you may attend the Annual General Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Brokerage firm, Bank, Dealer or Other Similar Organization

If your shares are held by your brokerage firm, bank, dealer or other similar organization, you should follow the instructions provided by them.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your ordinary shares in “street name” you must also bring valid proof of ownership of our ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your ordinary shares in “street name” through a brokerage firm, bank, dealer or other similar organization, a statement reflecting your ownership as of the Record Date or a letter from the organization is sufficient proof of ownership to be admitted to the meeting.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and email and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or email (without additional compensation). Shareholders are encouraged to return their proxies promptly.

Shareholder Communications

Shareholders and interested parties may contact any of King’s directors, including the Chairman, the chair of any committee of the Board, or any committee of the Board by writing to them at King, Tenth Floor, Central Saint Giles, 1 St. Giles High Street, London WC2H 8AG, United Kingdom, Attn: Robert Miller, Chief Legal Officer.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a NYSE-listed company to put items on the agenda of an annual general meeting. King’s articles of association provide that shareholders holding 10% of King’s paid up share capital carrying voting rights may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings.

Director Attendance at the Annual General Meeting

King invites its Board members to attend its annual general meetings but does not require attendance.

Internet Availability of Annual General Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders of record as of the Record Date. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

We intend to mail the Notice on or about August 28, 2015 to all shareholders of record entitled to vote at the Annual General Meeting.

PART 5: GENERAL INFORMATION DEFINED TERMS

For the purposes of this document, the following terms will have the following meanings:

Affected Shareholder(s)	in the case of Resolution 9, Bellaria, and in the case of Resolution 10, the members of the Bellaria/Board Concert Party;

Apax Partners	Apax Partners LLP;

Bellaria	Bellaria Holdings S.à r.l.;

Bellaria/Board Concert Party	the Directors, the spouse, parents, brothers, sisters and children of each such Director; the trustees of every trust of which any Director or any such member of their family is a beneficiary; every company which is controlled by any one or more of such Directors, such members of their families and the trustees of all such trusts; and Bellaria;

Board	the board of Directors, whose names are set out in paragraph 3 of Part 2 of this document;

Board Concert Party	the Directors, the spouse, parents, brothers, sisters and children of each such Director; the trustees of every trust of which any Director or any such member of their family is a beneficiary; every company which is controlled by any one or more of such Directors, such members of their families and the trustees of all such trusts;

Company, we, King	King Digital Entertainment plc;

Companies Act	the Irish Companies Act 2014;

Directors	the directors of the Company, whose names are set out in paragraph 3 of Part 2 of this document;

AGM, or Annual General Meeting	the annual general meeting of the Company, to be held at 2 Grand Canal Square, Dublin 2, Ireland at 11.30 a.m. on September 28, 2015 or any adjournment thereof;

Exercisable Options	the options exercisable by the Relevant Directors on or before September 30, 2016 as described in page 6 of Part 1 of this document;

Group	the Company and its subsidiaries;

Independent Shareholders	the Company’s shareholders excluding members of the Bellaria/Board Concert Party;

IPO	the admission of the Ordinary Shares to trading on NYSE and the related offering of Ordinary Shares on March 26, 2014;

Latest Practicable Date	August 26, 2015;

MIHC	Midasplayer International Holding Company Limited;

Non-Bellaria Shareholders	the Company’s shareholders other than Bellaria;

NYSE	the New York Stock Exchange;

Ordinary Shares	the ordinary shares of US$0.00008 each in the capital of the Company;

Panel	the Irish Takeover Panel;

Relevant Directors	John Sebastian Knutsson, Gerhard Florin and E Stanton McKee Jr, Stephane Kurgan and Riccardo Zacconi being those Directors holding the Exercisable Options;

Resolutions 1 to 8 and 11	Resolutions 1 to 8 and 11 at the AGM as set out in Part 3: Notice of Annual General Meeting;

Resolution 7	Resolution 7 at the AGM as set out in Part 3: Notice Of Annual General Meeting;

Resolution 9	Resolution 9 at the AGM as set out in Part 3: Notice Of Annual General Meeting;

Resolution 10	Resolution 10 at the AGM as set out in Part 3: Notice Of Annual General Meeting;

SEC	U.S. Securities and Exchange Commission;

Selling Shareholders	the shareholders that sold Ordinary Shares as part of the IPO;

Share Repurchase Programme	the share repurchase programme of a maximum of $150 million of the Ordinary Shares as more particularly described on page 4 of this document; and

Takeover Rules	the Irish Takeover Panel Act 1997, Takeover Rules 2013.